SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Wescast Industries Inc.
(Name of Issuer)

Class A Subordinate Voting Shares
(Title of Class of Securities)

950813
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)
[    ] Rule 13d-1(c)
[ X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 950813	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only).

The LeVan Family Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
A)
B)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

	5	SOLE VOTING POWER
	NUMBER OF	7,376,607
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH:
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,376,607
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

56.3%
12	TYPE OF REPORTING PERSON*
00 - voting trust

	CUSIP No. 950813	13G

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only).

N. Virginia LeVan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
A)
B)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

	5	SOLE VOTING POWER
	NUMBER OF	309 Class A
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH:
	6	SHARED VOTING POWER
7,376,607
	7	SOLE DISPOSITIVE POWER
309
	8	SHARED DISPOSITIVE POWER
1,913,934
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,376,916
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

56.3%
12	TYPE OF REPORTING PERSON*
IN

	CUSIP No. 950813	13G

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only).

Sally P. Frackowiak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
A)
B)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

	5	SOLE VOTING POWER
	NUMBER OF	-0-
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH:
	6	SHARED VOTING POWER
7,376,607
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
1,913,934

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,376,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
56.3%
12	TYPE OF REPORTING PERSON*
IN

	CUSIP No. 950813	13G

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only).

R. Bruce LeVan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
A)
B)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

	5	SOLE VOTING POWER
	NUMBER OF	1,240 Class A
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH:
	6	SHARED VOTING POWER
7,376,607
	7	SOLE DISPOSITIVE POWER
1,240
	8	SHARED DISPOSITIVE POWER
1,913,934

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,377,847
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
56.3%
12	TYPE OF REPORTING PERSON*
IN

	CUSIP No. 950813	13G

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only).

William R. LeVan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
A)
B)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

	5	SOLE VOTING POWER
	NUMBER OF	8,543 Class A
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH:
	6	SHARED VOTING POWER
7,376,607
	7	SOLE DISPOSITIVE POWER
8,543
	8	SHARED DISPOSITIVE POWER
1,913,934
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,385,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
56.4%

12	TYPE OF REPORTING PERSON*
IN

	CUSIP No. 950813	13G

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only).

D. Jane LeVan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
A)
B)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

	5	SOLE VOTING POWER
	NUMBER OF	760 Class A
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH:
	6	SHARED VOTING POWER
7,376,607
	7	SOLE DISPOSITIVE POWER
760
	8	SHARED DISPOSITIVE POWER
5,462,673
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,377,367
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
56.3%

12	TYPE OF REPORTING PERSON*
IN

	CUSIP No. 950813	13G

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only).

FWDAJ Investment Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
A)
B)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

	5	SOLE VOTING POWER
	NUMBER OF	-0-
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH:
	6	SHARED VOTING POWER
7,376,607
	7	SOLE DISPOSITIVE POWER
5,462,673
	8	SHARED DISPOSITIVE POWER
-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,376,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
56.3%

12	TYPE OF REPORTING PERSON*
CO

	CUSIP No. 950813	13G

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only).

RyVan Inc. (This is an amalgamation of RyVan Inc. and 1098994 Ontario
Limited as of December 31, 2002)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
A)
B)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

	5	SOLE VOTING POWER
	NUMBER OF	-0-
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH:
	6	SHARED VOTING POWER
7,376,607
	7	SOLE DISPOSITIVE POWER
1,913,934
	8	SHARED DISPOSITIVE POWER
-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,376,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
56.3%

12	TYPE OF REPORTING PERSON*
CO

	CUSIP No. 950813	13G

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only).

1250214 Ontario Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
A)
B)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

	5	SOLE VOTING POWER
	NUMBER OF	-0-
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH:
	6	SHARED VOTING POWER
7,376,607
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
7,376,607
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,376,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
56.3%
12	TYPE OF REPORTING PERSON*
CO

	CUSIP No. 950813	13G

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only).

1250237 Ontario Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
C)
D)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

	5	SOLE VOTING POWER
	NUMBER OF	-0-
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH:
	6	SHARED VOTING POWER
7,376,607
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
7,376,607
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,376,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
56.3%

12	TYPE OF REPORTING PERSON*
CO

	CUSIP No. 950813	13G

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only).

1250238 Ontario Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
E)
F)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

	5	SOLE VOTING POWER
	NUMBER OF	-0-
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH:
	6	SHARED VOTING POWER
7,376,607
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
7,376,607
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,376,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
56.3%

12	TYPE OF REPORTING PERSON*
CO

	CUSIP No. 950813	13G

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only).

1250239 Ontario Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
G)
H)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

	5	SOLE VOTING POWER
	NUMBER OF	-0-
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH:
	6	SHARED VOTING POWER
7,376,607
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
7,376,607
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,376,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
56.3%

12	TYPE OF REPORTING PERSON*
CO

Item 1 (a) Name of Issuer

Wescast Industries Inc. (the "Company")

Item 1 (b) Address of Issuer's Principle Executive Offices

150 Savannah Oaks Drive Brantford, Ontario, Canada N3T 5L8

Item 2 (a) Name of Person Filing

This statement is filed on behalf of the persons identified in Item 4 below. In accordance with Rule 13d 1(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 2 (b) Address of Principal Business Office or, if None, Residence

The address of The LeVan Family Voting Trust, FWDAJ Investment Ltd. and D. Jane LeVan is 9 Oakley Road, Brantford, Ontario, Canada N3T 5J9.

The address of RyVan Inc., 1250239 Ontario Limited and Sally P. Frackowiak is 433 Cairncroft Road, Oakville, ON L6J 6P5.

The address of 1250237 Ontario Limited and William R. LeVan is 6 Oakley Road, Brantford, ON N3T 5K1.

The address of 1250214 Ontario Limited and N. Virginia LeVan is 14 Jerseyville Road West, Ancaster, Ontario, Canada, L9G 1A2.

The address of 1250238 Ontario Limited and R. Bruce LeVan is 550 Colonial Drive, Waterloo, Ontario, Canada, N2K 2E2.

Item 2 (c) Citizenship

Each of the persons filing this statement is a Canadian citizen or a corporation organized under the laws of the Province of Ontario.

Item 2 (d) Title of Class of Securities

This statement relates to the Company's Class A Subordinate Voting Shares.

Item 2 (e) CUSIP Number

950813

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4 Ownership

Each of the shareholders below has beneficial ownership of Class B Common Shares of the Company which are convertible into Class A Subordinate Voting Shares of the Company. The Class B Common Shares are subject to The LeVan Family Voting Trust; all of the parties below are deemed to be beneficial holders of all 7,376,607 Class B Voting Shares subject to The LeVan Family Voting Trust.

The table below indicates the ownership of Class B Common Shares as of December 31, 2003, of the parties to The LeVan Family Voting Trust. As required by Rule 13d-3(d)(1) for the purpose of computing the percentage of the outstanding Class A Subordinate Voting Shares held by any person, such Class B Common Shares are deemed to have been converted to Class A Subordinate Voting Shares, but for the purpose of determining the percentage of Class A Subordinate Voting Shares held by another person they have been deemed unconverted:

	Number of Class B Shares at		% of Class A and B Shares at
	12/31/03		12/31/03

D. Jane LeVan	5,462,673	(1)	41.7
Sally P. Frackowiak	1,913,934	(2,3)	14.6
William R. LeVan	1,913,934	(2,3)	14.6
R. Bruce LeVan	1,913,934	(2,3)	14.6
N. Virginia LeVan	1,913,934	(2,3)	14.6
FWDAJ Ltd.	5,462,673		41.7
RyVan Inc.	1,913,934	(3)	14.6
1250214 Ontario Limited	1,913,934	(2)	14.6
1250237 Ontario Limited	1,913,934	(2)	14.6
1250238 Ontario Limited	1,913,934	(2)	14.6
1250239 Ontario Limited	1,913,934	(2)	14.6

1. Includes 5,462,673 shares of Class B Common Stock owned by FWDAJ Investment Ltd., of which D. Jane LeVan is a director.

2. Includes 1,913,934 shares of Class B Common Stock held by RyVan Inc.

3. Each of Sally Frackowiak, William R. LeVan, R. Bruce LeVan and N. Virginia LeVan hold 25% of the outstanding common shares of RyVan Inc. and are parties to The LeVan Family Voting Trust Agreement.

In addition to the foregoing ownership of Class B Common Shares, the following table indicates the ownership of Class A Common Shares as of December 31, 2003:

	Number of Class A Shares	% of Class A and B Shares at
	at 12/31/03	12/31/03
D. Jane LeVan	760	0.006
N. Virginia LeVan	309	0.002
R. Bruce LeVan	1240	0.01
William R. LeVan	8,543	0.065

Item 5 Ownership of Five Percent or Less of a Class

Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8 Identification and Classification of Members of the Group

See Item 4 above

Item 9 Notice of Dissolution of Group

Not applicable

Item 10 Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2004

D. JANE LEVAN

/s/ D. Jane LeVan

WILLIAM R. LEVAN

/s/ William R. LeVan

SALLY P. FRACKOWIAK

/s/ Sally P. Frackowiak

N. VIRGINIA LEVAN

/s/ N. Virginia LeVan

R. BRUCE LEVAN

/s/ R. Bruce LeVan

FWDAJ Investment LTD.

By: /s/ D. Jane LeVan
Name:	D. Jane LeVan
Title:	President

RYVAN INC.

By: /s/ R. Bruce LeVan
Name:	R. Bruce LeVan
Title:	President

Signatures, continued	1250214 ONTARIO LIMITED

By: /s/ N. Virginia LeVan
	Name:	N. Virginia LeVan
	Title:	President

1250237 ONTARIO LIMITED

By: /s/ William R. LeVan
	Name:	William R. LeVan
	Title:	President

1250238 ONTARIO LIMITED

By: /s/ R. Bruce LeVan
	Name:	R. Bruce LeVan
	Title:	President

1250239 ONTARIO LIMITED

By: /s/ Sally P. Frackowiak
	Name:	Sally P. Frackowiak
	Title:	President